Via Facsimile and U.S. Mail
Mail Stop 6010

August 14, 2007

Mr. David Teitel
Chief Financial Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: Inverness Medical Innovations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 8-K filed May 23, 2007
File No. 001-16789

Dear Mr. Teitel:

We have completed our review of your Form 10-K and other related filings and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief